UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934 Date of Report (date of earliest event reported): December 2, 2024 Camden National Corporation (Exact name of registrant as specified in its charter) Maine 001-13227 01-0413282 (State or other jurisdiction of incorporation) (Commission File Number) (IRS Employer Identification No.) Two Elm Street Camden Maine 04843 (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (207) 236-8821 Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: ☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock, without par value CAC The NASDAQ Stock Market LLC Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging Growth Company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. o

Item 7.01 Regulation FD Disclosure. Camden National Corporation (the "Company") prepared an investor presentation with information about the Company for upcoming investor meetings. The investor presentation is attached as Exhibit 99.1. The investor presentation is being furnished pursuant to Item 7.01, and the information contained therein shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that Section. Furthermore, the information contained in Exhibit 99.1 shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933. Item 9.01 Financial Statements and Exhibits. (d) The following exhibits are filed with this Report: Exhibit No. Description 99.1 Electronic Investor Presentation Slides. 101 Cover Page Interactive Data - the cover page XBRL tags are embedded within the Inline XBRL document. 104 Cover Page Interactive Data File - Included in Exhibit 101. Forward-Looking Statements This Current Report on Form 8-K and the exhibits filed herewith may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements about Camden’s beliefs, plans, strategies, predictions, forecasts, objectives, intentions, assumptions or expectations are not historical facts and may be forward-looking. These include, but are not limited to, statements regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; Camden’s estimates of future costs and benefits of the actions it may take; Camden’s assessments of probable losses on loans; Camden’s assessments of interest rate and other market risks; Camden’s ability to achieve its financial and other strategic goals; the expected timing of completion of the proposed transaction with Northway Financial, Inc. (“Northway”); the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts. Forward-looking statements are often, but not always, identified by such words as “believe,” “expect,” “anticipate,” “can,” “could,” “may,” “predict,” “potential,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which may change over time. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Camden and Northway. Such statements are based upon the current beliefs and expectations of the management of Camden and Northway and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with Camden’s and Northway’s respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which Camden and Northway operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks. Certain risks and important factors that could affect Camden’s future results are identified in its Annual Report on Form 10-K for the year ended December 31, 2023 and other reports filed with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in such Annual Report on Form 10-K. These risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could affect Camden’s business and financial performance. Any forward-looking statement speaks only as of the date on which it is made, and Camden undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise.

Additional Information and Where to Find It This communication is being made in respect of the proposed merger transaction involving Camden and Northway. Camden filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Northway and a prospectus of Camden. The registration statement was declared effective on November 4, 2024. A definitive proxy statement/ prospectus seeking the required stockholder approval of the proposed transaction was mailed to Northway stockholders on or about November 12, 2024. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NORTHWAY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by Camden with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Camden may be obtained free of charge under the “Investor Relations” section of Camden’s website at http://www.camdennational.bank. Alternatively, these documents can be obtained free of charge from Camden upon written request to Camden National Corporation, Attn: Corporate Secretary, 2 Elm Street, Camden, Maine 04843. Participants in Solicitation Camden, Northway, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Camden’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 5, 2024, and certain other documents filed by Camden with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph. SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. Dated: December 2, 2024 CAMDEN NATIONAL CORPORATION (Registrant) By: /s/ MICHAEL R. ARCHER Michael R. Archer Chief Financial Officer and Principal Financial & Accounting Officer

Simon Griffiths President and CEO • Served as head of core banking at Citizens Bank • Joined 2023 • 27+ years of industry experience Trish Rose EVP, Retail & Mortgage Banking • 25+ years of industry experience Barbara Raths EVP, Commercial Banking • 18+ years of industry experience Mike Archer EVP, CFO • 10+ years of industry experience Garrett McKnight EVP, Managing Director, Camden National Wealth Management • 26+ years of industry experience Ryan Smith EVP, Chief Credit Officer • 28+ years of industry experience Bill Martel EVP, Chief Technology Officer • 27+ years of industry experience Andrew Forbes EVP, Chief Human Resources Officer • 20+ years of HR experience Dave Ackley EVP, Chief Risk Officer • 13+ years of industry experience •

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Subject to Northway shareholder and customary regulatory approvals. • • •

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• • • • • • • • 50.00% 60.00% 70.00% 80.00% 90.00% 100.00% 2019 2020 2021 2022 2023 2024 YTD

50% 11% 7% 5% 4% 3% 3% 3% 14% Real Estate Investment Lodging Retail Trade Health Care / Social Asst. Construction Manufacturing Finance / Insurance Wholesale Trade Other (16 Industries <3.0%) • • • • • • • • • • • • 25% 17% 16% 16% 15% 11% Multi-Family / Apartments 1-4 Family Office Buildings Industrial / Warehouse Retail Store Other Nonresidential Buildings

0.00% 0.50% 1.00% 1.50% 2.00% 2019 2020 2021 2022 2023 2024 YTD 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 2019 2020 2021 2022 2023 2024 YTD 0.00% 200.00% 400.00% 600.00% 800.00% 1,000.00% 2019 2020 2021 2022 2023 2024 YTD

• • • • • • • 0.00% 10.00% 20.00% 30.00% 40.00% 2019 2020 2021 2022 2023 2024 YTD

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0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% 3.50% 4.00% • • • •

12.00% 13.00% 14.00% 15.00% 16.00% 2019 2020 2021 2022 2023 2024 YTD 0.00% 3.00% 6.00% 9.00% 12.00% 2019 2020 2021 2022 2023 2024 YTD 7.00% 8.00% 9.00% 10.00% 11.00% 2019 2020 2021 2022 2023 2024 YTD

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Appendix

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